Exhibit 99.68

FINANCIAL STATEMENTS OF THE UNINCORPORATED ASSETS

AUDITORS’ REPORT

To the Directors Kaiser Energy Ltd.

We have audited the statement of revenue and operating costs for the properties to be transferred to Kaiser Energy Ltd. (“KEL”) as described in Note 1 to the statement (the ”Properties”) for the years ended December 31, 2004 and 2003. This financial information is the responsibility of KEL’s management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information.

In our opinion, the statement of revenue and operating costs presents fairly, in all material respects, the revenue and operating costs of the Properties for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) COLLINS BARROW CALGARY LLP

Chartered Accountants

Calgary, Alberta, Canada

September 16, 2005, except as to

notes 4 and 5 which are as of November 30, 2005

PROPERTIES TO BE TRANSFERRED TO KAISER ENERGY LTD.

STATEMENT OF REVENUE AND OPERATING COSTS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)

Petroleum and natural gas sales	$30,883	$23,882	$33,204	$29,833
Royalties	6,760	4,950	7,116	7,921

	24,123	18,932	26,088	21,912

Petroleum and natural gas production	4,935	4,521	5,866	5,047
Transportation	894	935	1,524	1,128

	5,829	5,456	7,390	6,175

Income from operations	$18,294	$13,476	$18,698	$15,737

The accompanying notes are an integral part of this financial statement.

PROPERTIES TO BE TRANSFERRED TO KAISER ENERGY LTD.

NOTES TO STATEMENT OF REVENUE AND OPERATING COSTS

For the Nine Months Ended September 30, 2005 and 2004 (unaudited)

and the Years Ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1.                                      NATURE OF OPERATIONS

On September 9, 2005, Kaiser Energy Ltd. (“KEL”) announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of its petroleum and natural gas assets. KEL intends to acquire the assets (“the Properties”) held by certain individuals (“the Individuals”) and by Kaiser-Francis Oil Company of Canada (“KFOCC”), participants in the Properties, operated by KEL.

Certain Individuals with interests in the Properties are related to KEL through controlling shareholdings, or as officers or employees of KEL or other entities related by common ownership. KFOCC is related to KEL by common ownership.

The statement of revenue and operating expenses for the Properties includes only amounts applicable to the interests of the above-noted participants in the Properties.

The statement of revenue and operating expenses for the Properties does not include any provision for depletion, depreciation and accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for the Properties.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

(a)                                  Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(b)                                 Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c)                                  Petroleum and natural gas production

Petroleum and natural gas production includes amounts incurred to bring the petroleum and natural gas to the surface, gather, transport, field process, treat, store, and sell same and operating overhead recoveries as established by KEL.

3.                                      COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the presentation adopted for the current period.

4.                                      UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The statement of revenue and operating costs for the properties to be transferred to Kaiser Energy Ltd. has been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

5.                                      SUBSEQUENT EVENT

On November 16, 2005, the shareholder of KEL entered into an agreement with Petrofund Energy Trust (“Petrofund”) whereby, Petrofund will acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and Canadian Acquisition Limited Partnership, as well as the acquisition by KEL of interests in the Properties owned by the Individuals.

Completion of the transaction is subject to certain regulatory and other conditions.